08 September 2026

Dear SEC,

Pursuant to 17 C.F.R. § 240.15Fb2-3, Natixis SA ("Natixis") hereby provides notice to the Securities and Exchange Commission ("Commission") of its amended Form SBSE-A through Form SBSE-A/A.

Natixis is a conditionally registered Security-Based Swap Dealer.

Natixis has updated the following attached Form SBSE/A:

- Execution Date
- Number of principals: 20 (from 19)
- Principals (specify):
    - Corinne Cipiere (New Principal)
    - Pascal Pouyet (New Principal)
    - Helene Madar (Principal Registration Withdrawn)

Kind regards,

Ken McGrory

Ken McGrory
Natixis SA

8 June 2026

Dear SEC,

Pursuant to 17 C.F.R. § 240.15Fb2-3, Natixis SA (“Natixis”) hereby provides notice to the Securities and Exchange Commission (“Commission”) of its amended Form SBSE-A through Form SBSE-A/A.
Natixis is a conditionally registered Security-Based Swap Dealer.
Natixis has updated the following attached Form SBSE/A:

- Chief Compliance Officer
- Execution Date, Signature, Name, Title of Person Signing on Applicant’s behalf
- Number of principals: 18
- Principals (specify):
    - Dominique Garnier (Principal Registration Withdrawn)
    - Anne Lalou (Principal Registration Withdrawn)
    - Sylvie Garcelon (Principal Registration Withdrawn)
    - Guillaume Burtschell (Principal Registration Withdrawn)

Kind regards,

Ken McGrory
Natixis SA